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As filed with the Securities and Exchange Commission on September 19, 2000.


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                               AMENDMENT NO. 6 TO
                                   SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            PATHOGENESIS CORPORATION
                       (Name of Subject Company (Issuer))

                               CHIRON CORPORATION
                           AND PICARD ACQUISITION CORP.,
                          A WHOLLY OWNED SUBSIDIARY OF
                               CHIRON CORPORATION
                        (Name of Filing Person (Offerors))

                      COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    70321E104
                      (CUSIP Number of Class of Securities)

                                WILLIAM G. GREEN
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               CHIRON CORPORATION
                               4560 HORTON STREET
                          EMERYVILLE, CALIFORNIA 94608
                                 (510) 655-8750

                                 with copies to:

                             ALISON S. RESSLER, ESQ.
                              MATTHEW G. HURD, ESQ.
                             c/o SULLIVAN & CROMWELL
                             1888 CENTURY PARK EAST
                       LOS ANGELES, CALIFORNIA 90067-1725
                                 (310) 712-6600
                    (Name, address, and telephone numbers of
                    person authorized to receive notices and
                   communications on behalf of filing persons)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Check the appropriate boxes below to designate any transactions to which the statement relates:

           [x] third-party tender offer subject to Rule 14d-1.
           [ ] issuer tender offer subject to Rule 13e-4.
           [ ] going-private transaction subject to Rule 13e-3.
           [ ] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]



         This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO, dated August 21, 2000, relating to the offer by Picard Acquisition Corp. ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of Chiron Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of PathoGenesis Corporation, a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Junior Preferred Stock (the "Rights") issued pursuant to the Rights Agreement, dated as of June 26, 1997, as amended, between the Company and Harris Trust and Savings Bank (the Common Stock and the Rights together being referred to herein as the "Shares"), at a price of $38.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 21, 2000 (the "Offer to Purchase"), a copy of which was attached as Exhibit (a)(1) to Schedule TO, and in the related Letter of Transmittal, a copy of which was attached thereto as Exhibit (a)(2). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.



ITEMS 1 THROUGH 9 AND 11.



    Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:



    The Offer expired at 12:00 midnight, New York City time, on Monday, September 18, 2000. Pursuant to the Offer, Merger Sub accepted for payment a total of 15,962,011 Shares (including 547,428 Shares subject to guaranteed delivery), representing approximately 96% of the outstanding common stock of the Company. All such Shares have been accepted for purchase in accordance with the terms of the Offer. On September 19, 2000, Parent issued a press release announcing the results of the tender offer.


ITEM 12. EXHIBITS

Item 12 is hereby amended to add the following:

     (a)(16)  Press release dated September 19, 2000


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ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

         Not Applicable.


                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   September 19, 2000


                                                 PICARD ACQUISITION CORP.


                                                    /s/ William G. Green
                                                 --------------------------
                                                 Name:  William G. Green
                                                 Title: Director, Vice
                                                        President and Secretary


                                                 CHIRON CORPORATION


                                                    /s/ William G. Green
                                                 --------------------------
                                                 Name:  William G. Green
                                                 Title: Senior Vice President,
                                                        Secretary and General
                                                        Counsel